1800 West Loop South

Suite 1500

Houston, Texas 77027

Main: 713-961-4600

February 24, 2014

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. John Cash

Re:	Quanex Building Products Corporation

Form 10-K for the Fiscal Year Ended October 31, 2013

Filed December 18, 2013

File # 1-33913

Dear Mr. Cash:

On behalf of Quanex Building Products Corporation (the “Company” or “Quanex”), this letter is in response to your communication dated February 10, 2014 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the year ended October 31, 2013 filed on December 18, 2013 (our “Form 10-K”).

For convenience, we have restated the Staff’s comments in full and have keyed all responses to the numbering of the comments and headings used in your letter.

Form 10-K for the Fiscal Year Ended October 31, 2013

Item 1. Business, page 4

1.	Please revise future filings to provide Backlog disclosures as required by Item 101(c)(1)(viii) of Regulation S-K or explain why they are not necessary.

Response: The Company acknowledges the Staff’s comment and will include backlog disclosures in future filings and to the extent we do not, the reasons thereto.

Securities and Exchange Commission

February 24, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Engineered Products, page 28

2.	It appears to us that the organic growth rate in net sales for the Engineered Products segment from fiscal year 2012 to 2013 was less than the overall market growth rate. Please revise future filings to address the reasons for differences in your organic growth rate relative to the overall market growth rate.

Response: The Company acknowledges the Staff’s comment and in future filings will address reasons for differences, if any, in our organic growth rate relative to the overall market growth rate.

Liquidity and Capital Resources, page 34

3.	Given your foreign operations, please enhance your liquidity disclosures in future filings to quantify the amount of cash and cash equivalents held at foreign locations as of October 31, 2013, if material, and address the potential impact on your liquidity of holding cash outside the US.

Response: In future filings, the Company will enhance our liquidity disclosures to quantify material amounts of cash and cash equivalents held at foreign locations along with the potential impact on our liquidity from holding cash outside of the US. As of October 31, 2013, we held $1.7 million in Canada, $0.8 million in the United Kingdom and $2.5 million in Germany. These funds are considered permanently reinvested in the applicable foreign countries.

Critical Accounting Policies and Estimates, page 37

Goodwill, page 39

4.	We note your disclosure that “the fair value of the net assets for two units well exceeded the carrying value, and the third exceeded the carrying value to a lesser extent.” Please revise future filings to either state that the fair value of a reporting unit substantially exceeded its book value or, if not, to quantify the percentage by which fair value exceeded book value. Please revise future filings to identify any reporting unit where goodwill is at risk of impairment. Also, please explain to us your reporting units relative to your operating segments.

Response: The Company acknowledges the Staff’s comment and in future filings will either state that the fair value of a reporting unit substantially exceeded its book value or quantify the percentage by which fair value exceeded book value. Additionally, we will identify any reporting unit(s) where goodwill is at risk of impairment.

We have two reportable segments, Engineered Products and Aluminum Sheet Products. These reportable segments include five operating segments: Window & Door Systems, Engineered Components, Insulating Glass, Quanex Screens and Nichols Aluminum, which are our reportable units for purposes of evaluating goodwill for impairment. The Aluminum Sheet Products reportable segment contains one operating segment and reporting unit, Nichols Aluminum. Of our reporting units, three had goodwill as of the date of our annual impairment testing: Window & Door Systems, Insulating Glass and Quanex Screens.

Securities and Exchange Commission

February 24, 2014

Income Taxes, page 39

5.	Your disclosure indicates that it is generally difficult for positive evidence regarding projected future taxable income, exclusive of reversing taxable temporary differences, to outweigh objective negative evidence of recent financial reporting losses. Given your two years of recent losses, please tell us and revise future filings, including your next quarterly filing, to address the following:

•	provide a more robust discussion of the specific factors you considered in determining that no additional valuation allowance for deferred tax assets is necessary, including the reasons why you expect to return to profitability in FY 2014;

•	disclose the amount of taxable income you are required to generate and the time period over which you are required to generate it to fully realize your deferred tax assets; and

•	disclose the potential impact on your financial statements if you determine you will not return to profitability in FY 2014.

Response: In future filings we will address the points noted with respect to income taxes in your letter.

In response to the bullet points, prior to October 31, 2013, we had already undertaken and completed steps necessary to return the Company to profitability in 2014. These steps included the cessation of the Company’s global rollout of a standardized enterprise resource planning system, and a reduction in corporate costs. As of October 31, 2013, we were at a run rate of corporate expenses that would result in positive income for 2014. We were and remain confident that Quanex Building Products Corporation will be profitable in 2014. We believe that the Company’s valuation allowance recorded at October 31, 2013 was sufficient for the following reasons: (1) the Company has forecasted profitability for fiscal 2014 and beyond; (2) the Company does not have a history of expiring net operating loss carry forwards; (3) the current net operating loss carry forward period spans several future years; and (4) there were several items recorded during fiscals 2012 and 2013 which are not expected to be incurred in future periods, including the Nichols strike and the expense incurred with regards to the Company’s abandoned ERP implementation. In order to fully realize our deferred tax assets, we will need to generate approximately $120 million in cumulative earnings over the next 15 to 18 years. In light of the fact that the industry we participate in, residential windows and doors, is projected to grow by more than 50% over the next three to five years, we are confident that we will generate more income than is needed to realize our deferred tax assets. If we do not return to profitability in fiscal 2014, the potential impact could range from an increase in our valuation allowance of approximately $0.5 million on certain state deferred tax assets to a full valuation allowance against our net deferred tax assets at October 31, 2013 of $44.1 million.

The lower end of this range could result from a minimal loss or a loss in specific subsdiaries with separate state net operating losses which have a shorter carryforward period. The higher end of the range could result from a more significant overall loss which could cause the Company to be in a position of a three year cumulative loss, after adjusting for non-recurring items. At that point, we believe the objective evidence of losses in recent years would outweigh other positive evidence and projections of future profitability, impacting the realizability of our deferred tax assets.

Securities and Exchange Commission

February 24, 2014

Management’s Annual Report on Internal Control over Financial Reporting, page 48

6.	Please revise future filings to clarify the version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response: The Company acknowledges the Staff’s comment and will clarify in future filings that we utilize the 1992 version of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Management believes the criteria set forth in the 2013 version of the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework becomes applicable to the Company during fiscal year 2015.

Consolidated Financial Statements

17. Segment Information, page 82

7.	It appears to us that you aggregate four operating segments into your Engineered Products reportable segment. Please demonstrate to us how you determined aggregation is appropriate and complies with ASC 280-10-50-11. We note we previously commented on this issue in connection with our review of your Form 10-K for fiscal year 2009. We also note since that time the number of your operating segments has increased from three to four. Please ensure your assessment provides a specific and comprehensive discussion of the similar economic characteristics of each operating segment during each period presented.

Response: The Company’s management has reviewed the aggregation criteria prescribed by ASC 280-10-50-11 and believes that the operating segments aggregated in the Engineered Products reportable segment as of October 31, 2013 do share similar characteristics, which include: (1) a similar nature of products serving the building products industry, specifically the fenestration business, including various components of a window or door system which, viewed in the aggregate, can be measured against industry standards such as window shipments, but individually, would be less measureable; (2) similar production processes, although with varying levels of automation amongst operating plants; (3) similar types or classes of customers, namely the national original equipment manufacturers (OEMs) in the window and door industry, as well as regional manufacturers; (4) similar distribution methods for product delivery, although the extent of the use of third-party distributors will vary amongst the businesses; and (5) a similar regulatory environment for manufacturing concerns within the United States, as well as benefitting from government-support of energy-saving initiatives.

Securities and Exchange Commission

February 24, 2014

The Company has aggregated Window & Door Systems (WDS), Engineered Components (EC), Insulating Glass (IG) and Quanex Screens (QS) into the Engineered Products reportable segment in accordance with ASC Topic No. 280-10-50, “Segment Reporting” (ASC Topic 280). The increase in operating segments from three to four within our Engineered Products reportable segment as presented at October 31, 2013 compared to October 31, 2009 is directly related to the addition of our Quanex Screens business that was acquired on December 31, 2012. In addition, we acquired two businesses in fiscal 2011, each of which was fully integrated into an existing operating segment within 18 months of the acquisition date. The larger acquisition was fully integrated into IG while the smaller was fully integrated into WDS. To follow is the Company’s analysis of the measures that support the similar economic characteristics assessment. This serves as an update to the 2009 response referenced in the Staff’s comments.

Set forth below are graphical and tabular representations of the selected financial information that the Company believes to be most relevant when evaluating similar economic characteristics. In evaluating whether these operating segments demonstrate similar economic characteristics, the Company’s management considered historical performance based on the change in net sales and operating income margins, and evaluates whether these segments have the same future prospects. The Company’s management believes that the long-term trend in net sales and operating income margin percentages is similar across WDS, EC, IG and QS. The Company believes that the future prospects for WDS, EC, IG and QS are such that the trends will be similar in the future.

Net Sales

	% Change in Net Sales[1]
	2007	2008	2009	2010	2011	2012	2013
EC	-5.5%	-10.4%	-24.0%	4.2%	-0.9%	0.4%	4.2%
IG2	-15.1%	-8.5%	-9.5%	23.7%	6.6%	2.4%	3.2%
WDS	-16.6%	-11.8%	-21.7%	12.0%	0.7%	14.5%	5.9%

[1]	Change in net sales for Quanex Screens was not included due to limited history, as this business was acquired on December 31, 2012.
[2]	Insulating Glass’ 2011 sales adjusted to account for the effect of an acquisition in 2011.

Securities and Exchange Commission

February 24, 2014

2010

Fiscal 2010 was a difficult year in the building products industry, as the market struggled to recover from a general decline in the U.S. economy throughout 2009, which resulted in a recession that impacted the credit and equity markets, reduced the level of new housing starts and resulted in widespread foreclosures. The growth rates for fiscal 2010 noted above appear fairly significant as a percentage change in sales, however, the results for 2009 were significantly depressed, and a relatively small increase in sales generates a fairly large change year-over-year. Results for the operating segments were varied during this early recovery period and dependent to a large extent on customer activity levels. However, year-over-year growth rates trended higher for each of the reporting units.

2011

Fiscal 2011 activity levels in the building products industry remained volatile, as housing starts and window shipments remained relatively low. Growth rates for EC, IG and WDS were low, as pricing pressure from customers and lower volume levels continued to impact net revenue and gross margins. Relatively little year-over-year growth was noted for WDS, a slightly negative growth rate was noted for EC and there was modest growth for IG. IG benefited from the implementation of an oil surcharge pass-through program during fiscal 2011 which helped to reduce the erosion of contribution margin which might otherwise have occurred during a difficult time in the industry.

2012

Fiscal 2012 was the first year in quite some time that the building products industry, specifically the window market, began to exhibit signs of stability. As a result EC and IG experienced similar growth in net sales. WDS experienced significantly higher net sales growth entirely driven by a single customer that initiated a program to grow share early in the recovery of the window market. Assuming market growth from this single customer, sales growth at WDS was similar to EC and IG.

2013

Fiscal 2013 continued what appears to have been the second consecutive year of stable recovery, a welcomed sign after multiple difficult years in the building products industry and the window market. Net sales growth at EC, IG and WDS converged around similar economic growth percentages. It should also be pointed out that during fiscal 2011 the Company consolidated its sales force across EPG into a cohesive marketing organization. This restructuring was further accelerated in fiscal 2012 when the centralization was completed. This model is believed to have had an impact on the convergence of sales growth percentages during recent years.

Future

The Company continues to pursue cross-selling opportunities to window OEMs, to which we currently sell some, but not all of our components. Executing on these opportunities should result in similar net sales growth rates into the future consistent with recent trends.

Securities and Exchange Commission

February 24, 2014

Operating Income Margin

	Operating Income Margins[1]
	2007	2008	2009	2010	2011	2012	2013
EC	10.4%	7.8%	2.4%	4.1%	3.3%	4.0%	4.7%
IG	14.4%	8.4%	16.5%	12.1%	5.8%	4.7%	11.5%
WDS	8.1%	7.3%	7.5%	12.2%	9.0%	10.4%	8.4%
QS	n/a	n/a	n/a	n/a	n/a	n/a	-0.1%

[1]	2009 results have been adjusted to exclude the impact of impairments. Results for Quanex Screens represent the ten-month period from the date of acquisition through October 31, 2013.

2010

Fiscal 2010 operating income margins improved for EC and WDS compared to fiscal 2009 results, while IG margins declined slightly in fiscal 2010 to more normal levels following an increase in the prior year. For WDS, we began evaluating opportunities to restructure operations including a facility consolidation and modifying production lines at various operating plants in fiscal 2010.

2011

Fiscal 2011 operating income margins continued to align. Restructuring efforts continued at WDS, and a small business acquisition was completed. IG completed a significant acquisition during fiscal 2011 which impacted the overall cost structure of the business. Operating income margins for EC remained low compared to years prior to the overall market decline.

2012

Fiscal 2012 operating income margins remained low at EC (where fixed costs grew as a portion of total costs while revenue increased). IG operating income margins were impacted by a full-year of results in 2012 for the business acquired mid-year 2011, as well as by consolidation efforts to integrate the two businesses and restructure operations. These changes at IG contributed to a temporary decline in operating income margins for the year. WDS operating income margins remained relatively consistent between years.

Securities and Exchange Commission

February 24, 2014

2013

Fiscal 2013 operating income margins for WDS and IG were fairly aligned, due in part to the completion of recent restructuring efforts for the respective operating segments. The plant consolidation at IG was completed during fiscal 2012, and the costs incurred as part of this effort did not recur and cost savings were realized in fiscal 2013. Therefore, IG operating income margins improved in fiscal 2013. EC operating income margins improved slightly but remained lower than these other operating segments. Toward the end of fiscal 2013, management began to evaluate various restructuring opportunities within the EC operating segment, as well as initiatives to realign fixed costs as a percentage of total cost as revenue increases. Such initiatives may include facility consolidation and relocation of certain operating lines to achieve more efficiency.

Quanex Screens was acquired on December 31, 2012 and provided little incremental margin during the year of acquisition, due largely to depreciation and amortization associated with acquisition accounting, and expenses incurred to realign the business as part of a public company. The Company’s strategic plan anticipates that QS will contribute future operating income margins in line with the other Engineered Products businesses. Management expects to realize higher margins in fiscal 2014 and beyond.

Future

Similar to the discussion in the net sales section above, it is fully expected that the economic characteristics of EC, IG, WDS and QS will trend closely as we continue to execute on our strategy to grow the business and realign the cost structure and as the building products market improves and normalizes. The benefits experienced by WDS and IG from facility consolidation drove a nearly doubling of their operating income margin in the years following their respective consolidation efforts. Management has identified and is currently evaluating similar consolidation efforts related to EC, after which management expects there to be an expansion in operating income margins in the near term. A further phase of the strategy will be to begin development of a campus-like facility whereby multiple products will be manufactured and/or warehoused.

Aggregation Determined

Management has and will continue to evaluate the economic characteristics of the Engineered Products reportable segment. As the housing market continues to recover to more normalized levels, the economic characteristics of EC, IG, WDS and QS are expected to trend consistently over time.

8.	Please explain to us how you considered ASC 280-10-50-40 in your determination that product line disclosures are not required. For example, we note from your business disclosures and your website that you appear to sell products across multiple product categories.

Response: The Company’s management acknowledges the Staff’s comment and reviewed the guidance in ASC 280-10-50-40. The Company has historically evaluated sales by product group consistent with its reportable segments, whereby the Aluminum Sheet Products segment included mill finish and painted aluminum sheet products of various widths and sizes, and the Engineered Products segment included various products used in window and door fenestration profiles.

Securities and Exchange Commission

February 24, 2014

Although some of the businesses within the reportable segments produce products that are similar with relatively few SKUs, other such businesses produce a wider variety of products with many different SKUs, for which sales are not tracked or reported at the SKU level. Currently, sale data at the SKU level is not available and it is not practicable to provide sales information at a level below the reportable segment level. The Company will disclose in future filings that it is impractical to provide additional sales information at the product level.

In addition to the responses to the staff comments above, the Company acknowledges in writing, per the request of the staff, the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further clarification of the responses provided, please contact me at the following:

Quanex Building Products Corporation

1800 West Loop South, Suite 1500

Houston, Texas 77027

(713) 961-4600

Sincerely,

/s/ Dewayne Williams
Dewayne Williams
Vice President – Controller
(Principal Accounting Officer)